Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 10, 2020

VIA EDGAR TRANSMISSION

Ms. Rebecca Marquiqny
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Kayne Anderson Renewable Infrastructure Fund S000068511

Dear Ms. Marquigny:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on November 3, 2020, via telephone regarding the Trust’s Post-Effective Amendment (“PEA”) No. 105 to its registration statement. PEA No. 105 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N‑1A on September 17, 2020, for the purposes of redesignating Class A shares of the Kayne Anderson Renewable Infrastructure Fund (the “Fund”) as “Retail Class” shares and eliminating the sales load. A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 105.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.    Staff Comment: If the Fund no longer charges any shareholder fees, please consider deleting the Shareholder Fees section of the Fees and Expenses of the Fund table. See Instruction 1(c) to Item 3.

Response: The Trust responds by deleting Shareholder Fees section of the Fees and Expenses of the Fund table.

2.    Staff Comment: The Staff notes the three year expense example for the Retail Class appears to assume the expense limitation agreement will be in place for two full years from the date of the Prospectus and not until the original contractual term ending July 22, 2022. If so, please recalculate the three year expense example assuming the expense limitation agreement will be in place for only the original contractual term.

Response: The Trust responds by revising the expense example as follows:

	One Year	Three Years
Retail Class	$158	$590
Class I	$132	$513

SAI

3.    Staff Comment: The Staff notes the last sentence under the section Rule 12b-1 Distribution and Shareholder Servicing Plan states that “Prior to the date of this SAI, the Plan had not yet been implemented.” If the Rule 12b-1 Distribution and Shareholder Servicing Plan will go into effect at the time of the effective date of the Prospectus and SAI, please consider revising the disclosure.

Response: The Trust responds by supplementally confirming that the Fund’s Rule 12b-1 Distribution and Shareholder Servicing Plan will go into effect at the time of the effective date of the Prospectus and SAI. Accordingly, the Trust has deleted the sentence in its entirety.

Part C

4.    Staff Comment: Please state why the Consent of Independent Registered Public Accounting Firm is not applicable.

Response: The Trust responds by supplementally stating that the registration statement does not include any information that has been audited by Cohen & Company Ltd. (“Cohen”), the Fund’s registered public accounting firm, and Cohen does not require that the Trust obtain a consent solely for the use of its name.

* * * * * *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑6115.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

CC:    Marco Adelfio, Goodwin Procter LLP
Michael O’Neil, Kayne Anderson Capital Advisors, L.P.